July 31, 2025

Jennifer DiRico
Chief Financial Officer
Commvault Systems, Inc.
1 Commvault Way
Tinton Falls, New Jersey 07724

       Re: Commvault Systems, Inc.
           Form 10-K for the Fiscal Year Ended March 31, 2025
           File No. 001-33026
Dear Jennifer DiRico:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology
cc:   Danielle Sheer